[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


August 23, 2007



U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Jackson National Separate Account - I ("Registrant")
         File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 41 under the Securities Act of 1933, and Amendment No. 133 under the Investment Company Act of 1940, to the registration statement. We are making this filing under rule 485(a)(1) of the Securities Act of 1933.

The proposed disclosure reflects no novel issues. This Amendment is being filed to describe in the prospectus (1) the availability of a new Guaranteed Minimum Withdrawal Benefit (GMWB) and a new Guaranteed Minimum Income Benefit (GMIB);
(2) revisions to the "excess withdrawal" provisions and to the treatment of quarterly charges in five of our existing GMWBs; and (3) revisions to certain other benefits for uniformity of disclosure. Minimal revisions are also reflected in the Statement of Additional Information. In addition, related to the availability of the new GMWB referenced above, changes also were made to Fixed Account (General Account) obligations that are the unregistered portion of the Contracts.

Please note that eleven more offerings will add the new GMWB and three more offerings will add the new GMIB. Twenty more offerings will contain the GMWB "excess withdrawal" and quarterly charge changes. Regarding these additional offerings, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Following are the representations requested in the Commission's press release dated June 24, 2004:

         STATEMENT OF REGISTRANT'S POSITION

         Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

         TANDY ACKNOWLEDGEMENTS

         We hereby acknowledge and agree as follows:

U.S. Securities and Exchange Commission
Page 2
August 23, 2007


          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please call or e-mail me with your questions or comments. My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel